

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2017

<u>Via E-mail</u>
Bill McDermott
Chief Executive Officer
SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf, Germany

  Re: SAP SE
    Form 20-F for the Fiscal Year Ended December 31, 2016
    Filed February 28, 2017
    File No. 1-14251

Dear Mr. McDermott:

  We refer you to our comment letter dated September 20, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Barbara Jacobs
  Assistant Director
  Division of Corporation Finance